January 3, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attention:	Jim B. Rosenberg
Oscar M. Young, Jr.
Tabatha Akins

Re:	Cell Genesys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 000-19986
Ladies and Gentlemen:
          On behalf of Cell Genesys, Inc. (the “Company”), we submit this letter in response to additional comments from the Staff of the Securities and Exchange Commission received by voicemail on December 28, 2005. These additional comments were in response to our letter dated December 15, 2005, in which we responded to comments from the Staff received by letter dated December 14, 2005 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2004.
          In this letter, we have recited the oral comments from the Staff in italicized, bold type and have followed the comments with the Company’s responses. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.
          In light of the Company’s response to prior comment 1, please provide us disclosure that you would propose to include in future filings to:
1.	Indicate the cost incurred under the research and development agreement with Novartis, as would appear to be required by paragraph 14(b) of FAS 68; and

2.	Clarify that your policy is “to use straight line or ratable recognition to amortize non-refundable upfront payments, unless a more appropriate methodology is applicable,” as you indicate in your response.
          Response:
          In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, the Company will include the following language in Part 2, Item 7, Management Discussion and Analysis - Critical Accounting Policies, and in Part 2, Item 8, Financial Statements — Footnote 1, Organization and Summary of Significant Accounting Policies:

Securities and Exchange Commission
Cell Genesys, Inc.
January 3, 2006

Revenue from non-refundable upfront license fees and other payments under collaboration agreements where we continue involvement throughout development is recognized on a straight-line or ratable method, unless we determine that a more appropriate methodology is appropriate. During 2005, 2004 and 2003, we recognized revenue from a non-refundable upfront payment under our global alliance with Novartis AG for the development of certain oncolytic virus therapies based upon when the underlying development expenses were incurred, rather than a ratable method, as we determined that the expense method was more appropriate for this agreement. The revenues recorded under the Novartis alliance approximated the related development expenses that were incurred in the respective periods.”
          Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (650) 320-4601.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Herbert P. Fockler

Herbert P. Fockler, Esq.

cc: Ms. Sharon E. Tetlow/Cell Genesys, Inc.